SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)*

PainReform Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.03 per share

(Title of Class of Securities)

M77798128

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M77798128	13G	Page 2 of 19 Pages

1.	Names of Reporting Persons. Medica III Management Co.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 346,478 (1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 346,478 (1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 346,478 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 19.85% (1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 17,250 Ordinary Shares of the Issuer issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days after December 31, 2023 (the “Options”).

(2)
This amount of shares and percentage relates to all the Reporting Persons and is based on 1,728,347 Ordinary Shares of the Issuer’s issued and outstanding as of December 31, 2023, which number was provided to the Reporting Person by the Issuer, plus the 17,250 Ordinary Shares of the Issuer issuable upon the exercise of the Options. The number of Ordinary Shares beneficially owned by the Reporting Person reflects the one-for-ten reverse share split of the Issuer’s Ordinary Shares, that was implemented on the Nasdaq Capital Market on July 3, 2023.

CUSIP No. M77798128	13G	Page 3 of 19 Pages

1.	Names of Reporting Persons. Medica III Management L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 346,478 (1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 346,478 (1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 346,478 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 19.85% (1)
12.	Type of Reporting Person (See Instructions) CO

(1)	Includes 17,250 Ordinary Shares of the Issuer issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days after December 31, 2023 (the “Options”).

(2)
This amount of shares and percentage relates to all the Reporting Persons and is based on 1,728,347 Ordinary Shares of the Issuer’s issued and outstanding as of December 31, 2023, which number was provided to the Reporting Person by the Issuer, plus the 17,250 Ordinary Shares of the Issuer issuable upon the exercise of the Options. The number of Ordinary Shares beneficially owned by the Reporting Person reflects the one-for-ten reverse share split of the Issuer’s Ordinary Shares, that was implemented on the Nasdaq Capital Market on July 3, 2023.

CUSIP No. M77798128	13G	Page 4 of 19 Pages

1.	Names of Reporting Persons. Medica III Investments (International) L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 346,478 (1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 346,478 (1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 346,478 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 19.85% (1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 17,250 Ordinary Shares of the Issuer issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days after December 31, 2023 (the “Options”).

(2)
This amount of shares and percentage relates to all the Reporting Persons and is based on 1,728,347 Ordinary Shares of the Issuer’s issued and outstanding as of December 31, 2023, which number was provided to the Reporting Person by the Issuer, plus the 17,250 Ordinary Shares of the Issuer issuable upon the exercise of the Options. The number of Ordinary Shares beneficially owned by the Reporting Person reflects the one-for-ten reverse share split of the Issuer’s Ordinary Shares, that was implemented on the Nasdaq Capital Market on July 3, 2023.

CUSIP No. M77798128	13G	Page 5 of 19 Pages

1.	Names of Reporting Persons. Medica III Investments (Israel) L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 346,478 (1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 346,478 (1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 346,478 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 19.85% (1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 17,250 Ordinary Shares of the Issuer issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days after December 31, 2023 (the “Options”).

(2)
This amount of shares and percentage relates to all the Reporting Persons and is based on 1,728,347 Ordinary Shares of the Issuer’s issued and outstanding as of December 31, 2023, which number was provided to the Reporting Person by the Issuer, plus the 17,250 Ordinary Shares of the Issuer issuable upon the exercise of the Options. The number of Ordinary Shares beneficially owned by the Reporting Person reflects the one-for-ten reverse share split of the Issuer’s Ordinary Shares, that was implemented on the Nasdaq Capital Market on July 3, 2023.

CUSIP No. M77798128	13G	Page 6 of 19 Pages

1.	Names of Reporting Persons. Medica III Investments (S.F.) L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 346,478 (1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 346,478 (1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 346,478 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 19.85% (1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 17,250 Ordinary Shares of the Issuer issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days after December 31, 2023 (the “Options”).

(2)
This amount of shares and percentage relates to all the Reporting Persons and is based on 1,728,347 Ordinary Shares of the Issuer’s issued and outstanding as of December 31, 2023, which number was provided to the Reporting Person by the Issuer, plus the 17,250 Ordinary Shares of the Issuer issuable upon the exercise of the Options. The number of Ordinary Shares beneficially owned by the Reporting Person reflects the one-for-ten reverse share split of the Issuer’s Ordinary Shares, that was implemented on the Nasdaq Capital Market on July 3, 2023.

CUSIP No. M77798128	13G	Page 7 of 19 Pages

1.	Names of Reporting Persons. Medica III Investments (P.F.) L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 346,478 (1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 346,478 (1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 346,478 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 19.85% (1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 17,250 Ordinary Shares of the Issuer issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days after December 31, 2023 (the “Options”).

(2)
This amount of shares and percentage relates to all the Reporting Persons and is based on 1,728,347 Ordinary Shares of the Issuer’s issued and outstanding as of December 31, 2023, which number was provided to the Reporting Person by the Issuer, plus the 17,250 Ordinary Shares of the Issuer issuable upon the exercise of the Options. The number of Ordinary Shares beneficially owned by the Reporting Person reflects the one-for-ten reverse share split of the Issuer’s Ordinary Shares, that was implemented on the Nasdaq Capital Market on July 3, 2023.

CUSIP No. M77798128	13G	Page 8 of 19 Pages

1.	Names of Reporting Persons. Medica III Investments (Israel) (B) L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 346,478 (1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 346,478 (1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 346,478 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 19.85% (1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 17,250 Ordinary Shares of the Issuer issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days after December 31, 2023 (the “Options”).

(2)
This amount of shares and percentage relates to all the Reporting Persons and is based on 1,728,347 Ordinary Shares of the Issuer’s issued and outstanding as of December 31, 2023, which number was provided to the Reporting Person by the Issuer, plus the 17,250 Ordinary Shares of the Issuer issuable upon the exercise of the Options. The number of Ordinary Shares beneficially owned by the Reporting Person reflects the one-for-ten reverse share split of the Issuer’s Ordinary Shares, that was implemented on the Nasdaq Capital Market on July 3, 2023.

CUSIP No. M77798128	13G	Page 9 of 19 Pages

1.	Names of Reporting Persons. Poalim Medica III Investments L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 346,478 (1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 346,478 (1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 346,478 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 19.85% (1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 17,250 Ordinary Shares of the Issuer issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days after December 31, 2023 (the “Options”).

(2)
This amount of shares and percentage relates to all the Reporting Persons and is based on 1,728,347 Ordinary Shares of the Issuer’s issued and outstanding as of December 31, 2023, which number was provided to the Reporting Person by the Issuer, plus the 17,250 Ordinary Shares of the Issuer issuable upon the exercise of the Options. The number of Ordinary Shares beneficially owned by the Reporting Person reflects the one-for-ten reverse share split of the Issuer’s Ordinary Shares, that was implemented on the Nasdaq Capital Market on July 3, 2023.

CUSIP No. M77798128	13G	Page 10 of 19 Pages

1.	Names of Reporting Persons. Ehud Geller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 346,478 (1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 346,478 (1)(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 346,478 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 19.85% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Includes 17,250 Ordinary Shares of the Issuer issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days after December 31, 2023 (the “Options”).

(2)
This amount of shares and percentage relates to all the Reporting Persons and is based on 1,728,347 Ordinary Shares of the Issuer’s issued and outstanding as of December 31, 2023, which number was provided to the Reporting Person by the Issuer, plus the 17,250 Ordinary Shares of the Issuer issuable upon the exercise of the Options. The number of Ordinary Shares beneficially owned by the Reporting Person reflects the one-for-ten reverse share split of the Issuer’s Ordinary Shares, that was implemented on the Nasdaq Capital Market on July 3, 2023.

CUSIP No. M77798128	13G	Page 11 of 19 Pages

1.	Names of Reporting Persons. Batsheva Elran
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 346,478 (1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 346,478 (1)(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 346,478 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 19.85% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)	Includes 17,250 Ordinary Shares of the Issuer issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days after December 31, 2023 (the “Options”).

(2)
This amount of shares and percentage relates to all the Reporting Persons and is based on 1,728,347 Ordinary Shares of the Issuer’s issued and outstanding as of December 31, 2023, which number was provided to the Reporting Person by the Issuer, plus the 17,250 Ordinary Shares of the Issuer issuable upon the exercise of the Options. The number of Ordinary Shares beneficially owned by the Reporting Person reflects the one-for-ten reverse share split of the Issuer’s Ordinary Shares, that was implemented on the Nasdaq Capital Market on July 3, 2023.

Item 1(a).	Name of Issuer:

The name of the issuer is PainReform Ltd.

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 60C Medinat Hayehudim, Herzliya, 4676652, Israel.

Item 2(a).	Name of Person Filing:

The following entity and individuals, listed in (i)-(viii) below, who are filing this Statement of Beneficial Ownership on Schedule 13G (this “Statement”), are referred to herein collectively as the “Reporting Persons”:

General Partners:

Medica III Management Co., a Cayman Islands corporation

Medica III Management L.P., a Cayman Islands limited partnership

Investment Funds:

Medica III Investments (International) L.P. a Cayman Islands limited Partnership

Medica III Investments (Israel) L.P. an Israeli limited partnership

Medica III Investments (S.F.) L.P. a Cayman Islands limited partnership

Medica III Investments (P.F.) L.P. an Israeli limited partnership

Medica III Investments (Israel) (B) L.P. an Israeli limited partnership

Poalim Medica III Investments L.P. an Israeli limited partnership

Officers/Directors:

Ehud Geller, an Israeli citizen and an officer and director of Medica III Investment group.

Batsheva Elran, an Israeli citizen and an officer and director of Medica III Investment group.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of each Reporting Person is as follows:

c/o Medica III Investment Group

60C Medinat Hayehudim

Herzliya, 44676652, Israel

Item 2(c).	Citizenship:

Each of the entities or persons identified in Item 2(a) above is a corporation, limited partnership or individual organized under the laws of the jurisdiction, or is a citizen of the jurisdiction, as applicable, set forth opposite such entity’s or person’s name.

Item 2(d).	Title of Class of Securities:

Ordinary shares, par value NIS 0.30 per share.

Item 2(e).	CUSIP Number:

The CUSIP number of the Ordinary Shares is M77798128.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

I.	Medica III Management Co. is the general partner of Medica III Management L.P., the general partner of each of the investments funds named in Item 2(a) above:

(a)	Amount beneficially owned together with all other Reporting Persons: 346,478 Ordinary Shares

(b)	Percent of class*: 19.85%

(c)	Number of shares as to which the person together with all other Reporting Persons has:

(i)	Sole power to vote or to direct the vote: 346,478

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose of or to direct the disposition of: 346,478

(iv)	Shared power to dispose of or to direct the disposition of: 0

II.	Medica III Management Co. is the general partner of each of the investment funds named in Item 2(a) above:

(a)	Amount beneficially owned together with all other Reporting Persons: 346,478 Ordinary Shares

(b)	Percent of class*: 19.85%

(c)	Number of shares as to which the person together with all other Reporting Persons has:

(i)	Sole power to vote or to direct the vote: 346,478

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose of or to direct the disposition of: 346,478

(iv)	Shared power to dispose of or to direct the disposition of: 0

III.	Medica III Investments (International) L.P.

(a)	Amount beneficially owned together with all other Reporting Persons: 346,478 Ordinary Shares

(b)	Percent of class*: 19.85%

(c)	Number of shares as to which the person together with all other Reporting Persons has:

(i)	Sole power to vote or to direct the vote: 346,478

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose of or to direct the disposition of: 346,478

(iv)	Shared power to dispose of or to direct the disposition of: 0

IV.	Medica III Investments (Israel) L.P.

(a)	Amount beneficially owned together with all other Reporting Persons: 346,478 Ordinary Shares

(b)	Percent of class*: 19.85%

(c)	Number of shares as to which the person together with all other Reporting Persons has:

(i)	Sole power to vote or to direct the vote: 346,478

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose of or to direct the disposition of: 346,478

(iv)	Shared power to dispose of or to direct the disposition of: 0

V.	Medica III Investments (S.F.) L.P.

(a)	Amount beneficially owned together with all other Reporting Persons: 346,478 Ordinary Shares

(b)	Percent of class*: 19.85%

(c)	Number of shares as to which the person together with all other Reporting Persons has:

(i)	Sole power to vote or to direct the vote: 346,478

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose of or to direct the disposition of: 346,478

(iv)	Shared power to dispose of or to direct the disposition of: 0

VI.	Medica III Investments (P.F.) L.P.

(a)	Amount beneficially owned together with all other Reporting Persons: 346,478 Ordinary Shares

(b)	Percent of class*: 19.85%

(c)	Number of shares as to which the person together with all other Reporting Persons has:

(i)	Sole power to vote or to direct the vote: 346,478

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose of or to direct the disposition of: 346,478

(iv)	Shared power to dispose of or to direct the disposition of: 0

VII.	Medica III Investments (Israel) (B) L.P.

(a)	Amount beneficially owned together with all other Reporting Persons: 346,478 Ordinary Shares

(b)	Percent of class*: 19.85%

(c)	Number of shares as to which the person together with all other Reporting Persons has:

(i)	Sole power to vote or to direct the vote: 346,478

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose of or to direct the disposition of: 346,478

(iv)	Shared power to dispose of or to direct the disposition of: 0

VIII.	Poalim Medica III Investments L.P.

(a)	Amount beneficially owned together with all other Reporting Persons: 346,478 Ordinary Shares

(b)	Percent of class*: 19.85%

(c)	Number of shares as to which the person together with all other Reporting Persons has:

(i)	Sole power to vote or to direct the vote: 346,478

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose of or to direct the disposition of: 346,478

(iv)	Shared power to dispose of or to direct the disposition of: 0

IX.	Ehud Geller

(a)	Amount beneficially owned together with all other Reporting Persons: 346,478 Ordinary Shares

(b)	Percent of class*: 19.85%

(c)	Number of shares as to which the person together with all other Reporting Persons has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 346,478

(iii)	Sole power to dispose of or to direct the disposition of: 0

(iv)	Shared power to dispose of or to direct the disposition of: 346,478

X.	Batsheva Elran

(a)	Amount beneficially owned together with all other Reporting Persons: 346,478 Ordinary Shares

(b)	Percent of class*: 19.85%

(c)	Number of shares as to which the person together with all other Reporting Persons has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 346,478

(iii)	Sole power to dispose of or to direct the disposition of: 0

(iv)	Shared power to dispose of or to direct the disposition of: 346,478

*
All percentages in this Schedule 13G are based on 1,728,347 Ordinary Shares of the Issuer’s issued and outstanding as of December 31, 2023, which number was provided to the Reporting Person by the Issuer. The number of Ordinary Shares in this Schedule 13G  reflects the one-for-ten reverse share split of the Issuer’s Ordinary Shares, that was implemented on the Nasdaq Capital Market on July 3, 2023.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2024

MEDICA III MANAGEMENT CO

By:	/s/ Ehud Geller
Name:	Ehud Geller
Title:	General Partner

MEDICA III MANAGEMENT L.P.

By: Medica III Management Co., its general partner

By:	/s/ Ehud Geller
Name:	Ehud Geller
Title:	General Partner

MEDICA III MANAGEMENT CO.
MEDICA III INVESTMENTS (INTERNATIONAL) L.P.
MEDICA III INVESTMENTS (ISRAEL) L.P.
MEDICA III INVESTMENTS (S.F.) L.P.
MEDICA III INVESTMENTS (P.F.) L.P.
MEDICA III INVESTMENTS (ISRAEL) (B) L.P.
POALIM MEDICA INVESTMENTS L.P.

By: Medica III Management L.P., its general partner

By: Medica III Management Co., its general partner

By:	/s/ Ehud Geller
Name:	Ehud Geller
Title:	General Partner

/s/ EHUD GELLER
EHUD GELLER

EXHIBITS

Exhibit 1 – Joint Filing Agreement pursuant to Rule 13d-1(k)(1)